

MNP LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the foregoing Registration Statement on Form F-1 of our report dated January 23, 2015, relating to the consolidated statements of financial position of New Fuel Systems Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the two years then ended. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement.

Yours truly,

MNP LLP

MNP LLP
Vancouver, BC, Canada
February 6, 2015



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ACCOUNTING › CONSULTING › TAX
2300, 1055 DUNSMUIR STREET, VANCOUVER, BC V7X 1J1
1.877.688.8408 P: 604.685.8408 F: 604.685.8594 MNP.ca

